Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of FedNat Holding Company for the offer to exchange $100,000,000 of Senior Notes due 2029 that FedNat Holding Company issued on March 5, 2019, and to the incorporation by reference therein of our report dated March 7, 2019, with respect to the consolidated financial statements and schedules of FedNat Holding Company, and the effectiveness of internal control over financial reporting of FedNat Holding Company, included in its Annual Report (Form 10-K) for the year ended December 31, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst and Young, LLP
Charlotte, NC
January 15, 2020